

Mail Stop 7010

March 5, 2008

Mr. Thomas M. Smyth
VP and Controller
Airgas, Inc.
259 North Radnor-Chester Road
Suite 100
Radnor, PA 19087

> **RE:**   **Form 10-K for the fiscal year ended March 31, 2007**
> **Forms 10-Q for the periods ended June 30, 2007, September 30, 2007**
> **and December 31, 2007**
> **Form DEF 14A filed April 29, 2007**
> **File No. 1-09344**

Dear Mr. Smyth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrick King, Staff Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief